Exhibit 99.1

PRESS RELEASE

SMX and Bio-Packaging Launch Molecularly Traceable Sustainable Packaging for Singapore’s Circular Economy

Pairing sustainable materials with “physical-to-digital” authentication to validate recycled-content claim and EPR compliance.

New York / Singapore – 25 August 2025 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), the pioneer of molecular “physical-to-digital” fingerprinting for supply-chain transparency, today announced a strategic collaboration with Bio-Packaging Pte Ltd, a Singaporean manufacturer of Polyethylene, Post-consumer recycle (PCR), biodegradable and certified-compostable general packaging. Established in 2007, Bio-Packaging serves supermarkets, food-service operators and retailers with ISO 14001-accredited, competitively priced solutions that combine quality, affordability and sustainable alternatives.

The collaboration embeds SMX’s invisible molecular marker into Bio-Packaging’s PCR, biodegradable and certified-compostable product lines during extrusion. Each scan—whether at production, distribution, point of sale or end-of-life—writes a tamper-proof “digital twin” to SMX’s blockchain platform, giving brand owners and regulators verified proof of origin, material type, recycling loops and composting outcomes in real time.

SMX believes that brands face growing scrutiny over ‘green’ labelling and packaging end-of-life performance. Integrating the SMX marker with Bio-Packaging’s green solutions can potentially turn every bag into a data-rich asset that proves its sustainability journey.

Lim Qin Jie, Director of Business Development of Bio-Packaging, added: “Our customers trust us for practical, cost-effective packaging that meets Singapore’s high environmental standards. By fusing SMX’s traceability technology with our PCR, biodegradable and compostable offerings, we can now deliver indisputable evidence that each product lives up to its eco-promise.”

Key Features of the Collaboration

●	Drop-in marking – SMX’s marker is added during films or bags production without altering the material’s performance.
●	Regulatory readiness – Data aligns with Singapore’s forthcoming Extended Producer Responsibility (EPR) scheme for packaging and designed to support global plastic-tax reporting.
●	Anti-greenwashing assurance – Embedded metadata to substantiate biodegradability and recycled-content claims, expecting to bolster consumer trust.

Looking Ahead

By empowering local converters with verifiable data, SMX and Bio-Packaging aim to accelerate Singapore’s transition to a zero-waste, high-value circular economy. SMX and Bio-Packaging will work with government agencies and industry groups to scale the platform across additional substrates and end-use sectors, with the goal to make transparent, accountable packaging the new norm across Asia-Pacific and then globally.

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For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd
E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About Bio-Packaging

Founded in 2007 and headquartered at Woodlands Spectrum 1, Bio-Packaging Pte Ltd provides HDPE, PCR, biodegradable and certified-compostable carrier bags, produce rolls and industrial liners to supermarkets, food service, retail and industrial clients. The company is ISO 14001-certified and focuses on delivering high-quality, competitively priced, innovative and sustainable packaging solutions.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber, plastic and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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